UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: September 20, 2023

Commission File Number: 001-41810

Greenfire Resources Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable	Alberta
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1900 – 205 5th Avenue SW

Calgary, Alberta T2P 2V7

(403) 264-9046

(Address of principal executive offices)

Robert Logan

1900 – 205 5th Avenue SW

Calgary, AB T2P 2V7

(403) 465-2321

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Shares	GFR	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On September 20, 2023, the issuer had 68,642,515 common shares, without par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On September 20, 2023 (the “Closing Date”) Greenfire Resources Ltd., an Alberta corporation (the “Company” or “New Greenfire”) consummated its previously announced business combination, pursuant to the Business Combination Agreement, dated as of December 14, 2022 (as amended on April 21, 2023, June 15, 2023, and September 5, 2023, the “Business Combination Agreement,” and the transactions contemplated thereby, collectively, the “Business Combination”), with M3-Brigade Acquisition III Corp. (“MBSC”), DE Greenfire Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of New Greenfire (“DE Merger Sub”), 2476276 Alberta ULC, an Alberta unlimited liability corporation and a direct, wholly-owned subsidiary of New Greenfire (“Canadian Merger Sub”), and Greenfire Resources Inc., an Alberta corporation (“Greenfire”).

As part of the Business Combination, on the Closing Date (i) Canadian Merger Sub amalgamated with and into Greenfire pursuant to a statutory plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Alberta), with Greenfire continuing as the surviving company (“Surviving Greenfire”), and Surviving Greenfire became a direct, wholly-owned subsidiary of New Greenfire and (ii) DE Merger Sub merged with and into MBSC pursuant to a Delaware statutory merger (the “Merger”), with MBSC continuing as the surviving corporation following the Merger (“Surviving MBSC”), as a result of which Surviving MBSC became a direct, wholly-owned subsidiary of New Greenfire.

On the Closing Date, pursuant to the Plan of Arrangement and prior to the effective time of the Merger (the “Merger Effective Time”), among other things, (i) the holders of common shares of Greenfire (“Greenfire Common Shares”) received, in the aggregate, 43,690,534 common shares in the capital of New Greenfire (“New Greenfire Common Shares”) and their pro rata share of US$75,000,000 (the “Cash Consideration”), as determined in accordance with the Plan of Arrangement, in exchange for their Greenfire Common Shares, (ii) the holders of warrants to purchase Greenfire Common Shares issued pursuant to the Greenfire’s former equity plan (“Greenfire Performance Warrants”) received 3,617,016 warrants to purchase New Greenfire Common Shares, with substantially the same terms as the Greenfire Performance Warrants, as adjusted in accordance with the Plan of Arrangement (“New Greenfire Performance Warrants”), and their pro rata share of the Cash Consideration, as determined in accordance with the Plan of Arrangement, in exchange for their Greenfire Performance Warrants, (iii) holders of warrants (“Greenfire Bond Warrants”) to purchase Greenfire Common Shares issued pursuant to the Warrant Agreement, dated August 12, 2021, between GAC Holdco Inc. (n/k/a Greenfire Resources Inc.), as issuer, and The Bank of New York Mellon, as warrant agent, as amended by the First Greenfire Supplemental Warrant Agreement dated December 14, 2022 (the “Bond Warrant Agreement”), received 15,769,183 New Greenfire Common Shares and a cash payment equal to their pro rata share of the Cash Consideration payable to holders of Greenfire Bond Warrants, each as determined in accordance with the Bond Warrant Agreement and the Plan of Arrangement, in exchange for their Greenfire Bond Warrants. In addition, 5,000,000 New Greenfire Warrants (as defined below), were issued to the pre-Plan of Arrangement holders of Greenfire Performance Warrants, Greenfire Bond Warrants, and Greenfire Common Shares, in each case in the numbers determined in accordance with the Plan of Arrangement.

On the Closing Date, at the Merger Effective Time, (i) holders of MBSC Class A common stock, par value $0.0001 per share (the “MBSC Class A Common Shares”) (after giving effect to the stockholder redemptions of the MBSC Class A Common Shares and the issuance of MBSC Class A Common Shares pursuant to the PIPE Financing (as defined below)) received, in aggregate, 4,177,091 New Greenfire Common Shares for their MBSC Class A Common Shares and, (ii) holders of MBSC Class B common stock, par value $0.0001 per share (“MBSC Class B Common Shares”)(after giving effect to certain forfeitures pursuant to the Business Combination Agreement) received, in the aggregate 4,250,000 New Greenfire Common Shares and a cash payment equal to the MBSC Working Capital plus the MBSC Extension Amount (each as defined in the F-4, as defined below) at the Merger Effective Time; (iii) private placement warrants to purchase shares of MBSC held by M3-Brigade Sponsor III LP, a Delaware limited partnership (the “MBSC Sponsor”) (after giving effect to certain forfeitures pursuant to the Business Combination Agreement) were converted into 2,526,667 warrants to purchase New Greenfire Common Share (“New Greenfire Warrants”).

In addition, immediately prior the Merger Effective time (i) the outstanding units of MBSC were each automatically separated into one MBSC Class A Common Share and one-third of one MBSC Public Warrant (as defined in the Form F-4, defined below) and (ii) MBSC redeemed all of the MBSC Public Warrants at $0.50 per MBSC Public Warrant.

Substantially concurrently with the closing of the Business Combination, New Greenfire and MBSC consummated the PIPE Financing (as defined in the Form F-4) pursuant to which 4,177,091 New Greenfire Common Shares were issued to the PIPE Investors (as defined in the Form F-4) for an aggregate purchase price of approximately US$42 million.

Capitalized terms used and not otherwise defined in this Shell Company Report on Form 20-F (the “Report”) have the respective meanings given to those terms in the Proxy Statement/Prospectus, forming part of the Registration Statement on Form F-4 of the Company, as amended (File No. 333-0271381), filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2023, as amended (the “Form F-4”). The description of the Business Combination Agreement and related transactions (including, without limitation, the Business Combination and the Plan of Arrangement) in this Shell Company Report on Form 20-F does not purport to be complete and is subject, and qualified in its entirety by reference, to the full text of the Business Combination Agreement.

The common shares of the Company are traded on the New York Stock Exchange (“NYSE”) under the symbol “GFR”.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to (i) “we,” “us,” “our,” “Company” or “New Greenfire” refer to Greenfire Resources Ltd., an Alberta corporation, and its subsidiaries, (ii) “MBSC” refers to M3-Brigade Acquisition III Corp., a Delaware corporation, (iii) “Greenfire” refers to “Greenfire Resources Inc., an Alberta corporation and (iv) C$” refers to Canadian dollars.

Certain amounts that appear in this Report may not sum due to rounding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters identified in the section titled “Risk Factors” of the Form F-4, which section is incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4 under the heading “Management of New Greenfire After the Business Combination,” and additional information about the directors and executive officers of the Company after the closing of the Business Combination is included in the Form F-4 under the headings “Management of New Greenfire After the Business Combination,” “Business of Greenfire and Certain Information About Greenfire—Management” and “Business of MBSC and Certain Information About MBSC — Management — Executive Officers and Directors,” which information is incorporated herein by reference.

B. Advisers

Carter Ledyard & Milburn LLP has acted as counsel for the Company with respect to New York and U.S. Federal law and continues to act as counsel for the Company with respect to New York and U.S. Federal law following the completion of the Business Combination.

Burnet, Duckworth & Palmer LLP has acted as counsel for the Company with respect to Canadian law and continues to act as counsel for the Company with respect to Canadian law following the completion of the Business Combination.

C. Auditors

Greenfire was incorporated on June 18, 2021, and New Greenfire was incorporated on December 9, 2022. Deloitte LLP has acted as independent registered public accounting firm for Greenfire for the years ended December 31, 2022 and 2021, and for the Company since inception.

We intend to retain Deloitte LLP, 50-2nd Street SW #700, Calgary, Alberta, T2P 0R8, Canada, as the Company’s independent registered public accounting firm.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of June 30, 2023, after giving effect to the Business Combination and related transactions and the Tender Offer, New Notes offering and closing of the Senior Credit Facilities (all as defined below):

(C$ thousands unless otherwise noted)
Cash and cash equivalents	34,914
Debt:
Long-term debt(1)
Senior Credit Facilities(2)	-
New Notes	397,200
Total long-term debt	397,200
Equity:
Common share capital	132,008
Contributed surplus	7,766
Retained earnings (deficit)	537,369
Total shareholders’ equity	677,143

(1)	Debt amounts are shown as the principal amount and do not include applicable premiums or unamortized discounts reflected in our financial statements. Debt denominated in U.S. dollars has been converted to Canadian dollars at the June 30, 2023 exchange rate of US$1.00 to C$1.324. Debt issuance costs have been omitted from this table.

(2)	Concurrently with the Business Combination, New Greenfire established the Senior Credit Facilities for an aggregate principal amount of up to C$50 million.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company are described in the Form F-4 under the heading “Risk Factors,” which information is incorporated herein by reference.

Item 4. Information on the Company

A. History and Development of the Company

New Greenfire is an Alberta corporation incorporated on December 9, 2022 for the purpose of effectuating the Business Combination.

Upon the terms and subject to the conditions of the Business Combination Agreement, MBSC, New Greenfire, Canadian Merger Sub, DE Merger Sub and Greenfire effected a series of the transactions that closed on September 20, 2023, as a result of which New Greenfire became the parent of Greenfire and MBSC.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website at http://www.sec.gov contains our reports and other information that we file electronically with the SEC. New Greenfire’s website is https://www.greenfireres.com.

Recent Developments

Concurrently with the Business Combination, New Greenfire closed a private offering of US$300 million aggregate principal amount of senior secured notes (the “New Notes”), which were issued at a price of US$980.00 per US$1,000.00 principal amount. The New Notes mature on October 1, 2028 and have a fixed coupon of 12.0% per annum, paid semi-annually on April 1 and October 1 of each year, commencing on April 1, 2024.

New Greenfire has used a portion of the net proceeds from the New Notes to retire Greenfire’s existing 12.0% Senior Secured Notes due 2025 (the “Old Notes”) pursuant to a previously announced tender offer (the “Tender Offer”). An aggregate of US$217,934,000 principal amount of the Old Notes, or 99.99954% of the aggregate principal amount outstanding, were validly tendered pursuant to the Tender Offer. The tender price paid for the Old Notes was US$1,065.00 per US$1,000.00 principal amount of the Old Notes validly tendered and accepted for purchase pursuant to the Tender Offer, plus accrued and unpaid interest up to, but not including, the settlement date. The remaining Old Notes will be redeemed on or about October 5, 2023 in accordance with a notice of redemption issued by Greenfire on September 5, 2023.

Concurrently with the closing of the Business Combination, New Greenfire entered into a credit agreement with Bank of Montreal, as agent, and a syndicate of certain other financial institutions as lenders to provide for senior secured extendable revolving credit facilities (the “Senior Credit Facilities”) in an aggregate principal amount of C$50 million, comprised of an operating facility and a syndicated revolving facility. The Senior Credit Facilities are guaranteed and secured on a perfected first-priority basis with a “first out” status.

B. Business Overview

Prior to the closing of the Business Combination, New Greenfire did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. New Greenfire intends to continue the business of Greenfire. A description of Greenfire’s business is included in the Form F-4 under the heading “Business of Greenfire and Certain Information About Greenfire,” which is incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Business Combination, each of Greenfire and MBSC became wholly-owned direct subsidiaries of New Greenfire. The organizational chart of New Greenfire is included in the Form F-4 under the heading “The Business Combination —Organizational Structure” and is incorporated herein by reference.

D. Property, Plants and Equipment

New Greenfire’s property, plants and equipment are held through Greenfire. Information regarding Greenfire’s property, plants and equipment is described in the Form F-4 under the heading “Business of Greenfire and Certain Information about Greenfire — Property, Plant and Equipment,” which information is incorporated herein by reference.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The discussion and analysis of the financial condition and results of operation of Greenfire is included in the Form F-4 under the heading “Greenfire Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which information is incorporated herein by reference.

Greenfire management’s discussion and analysis for the three and six month period ended June 30, 2023 is attached as Exhibit 15.3 to this Report and incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and executive officers of New Greenfire upon the consummation of the Business Combination are set forth in the Form F-4 under the heading “Management of New Greenfire After the Business Combination,” which information is incorporated herein by reference.

B. Compensation

Information pertaining to the compensation of the directors and executive officers of New Greenfire is set forth in the Form F-4 under the heading “Executive Compensation,” which information is incorporated herein by reference.

C. Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4 under the heading “Management of New Greenfire After the Business Combination,” which information is incorporated herein by reference.

D. Employees

Information pertaining to New Greenfire’s employees is set forth in the Form F-4 under the heading “Business of Greenfire and Certain Information About Greenfire – Employees and Training,” which information is incorporated herein by reference.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of New Greenfire Common Shares as of the date hereof by:

●	each person who is, or is expected to be, the beneficial owner of more than 5% of outstanding New Greenfire Common Shares;

●	each of New Greenfire’s named executive officers and directors; and

●	all officers and directors of New Greenfire, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person.

The beneficial ownership of New Greenfire is based on 68,642,515 New Greenfire Common Shares issued and outstanding as of September 20, 2023.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all New Greenfire Common Shares beneficially owned by them.

Unless otherwise indicated, the address of each Company director and executive officer is c/o Greenfire Resources Ltd., 1900-205 5th Avenue SW Calgary, Alberta T2P 2V7.

Name and Address of Beneficial Owners	Number of New Greenfire Common Shares	% of total New Greenfire Common Shares
Five Percent Holders
M3-Brigade Sponsor III LP(1)	3,850,000	9.0	%(2)
Modro Holdings LLC(3)	4,692,909	7.3	%(4)
Directors and Executive Officers of New Greenfire
Robert Logan	3,332,959	7.2	%(5)
David Phung	1,132,725	2.2	%(6)
Albert Ma	366,428	*
Kevin Millar	271,900	*
Jonathan Klesch(7)	5,499,506	8.6	%(8)
Julian McIntyre(9)	19,871,539	30.5	%(10)
Venkat Siva(11)	6,599,406	10.3	%(12)
Matthew Perkal(13)	—	—
William Derek Aylesworth	—	—
All Directors and Executive Officers of New Greenfire as a group (9 Individuals)	37,074,463	51.7%

*	Less than 1%.
(1)	The business address is 1700 Broadway, 19th Floor, New York, NY 10019.
(2)	Includes New Greenfire Common Shares issuable upon exchange of 2,526,667 New Greenfire Warrants.
(3)	The business address is 2283 San Ysidro Dr., Beverly Hills, CA 90210.
(4)	Includes New Greenfire Common Shares issuable upon exchange of 372,000 New Greenfire Warrants.
(5)	Includes New Greenfire Common Shares issuable upon exchange of (i) 375,000 New Greenfire Warrants and (ii) 1,397,796 New Greenfire Performance Warrants.
(6)	Includes New Greenfire Common Shares issuable upon exchange of (i) 112,501 New Greenfire Warrants and (ii) 286,511 New Greenfire Performance Warrants
(7)	Owned through Spicelo Limited, a company formed under the laws of Cyprus.
(8)	Includes New Greenfire Common Shares issuable upon exchange of 435,938 New Greenfire Warrants.
(9)	Owned through Allard Services Limited, a company formed under the laws of the Isle of Man.
(10)	Includes New Greenfire Common Shares issuable upon exchange of 1,575,187 New Greenfire Warrants.
(11)	Owned through Annapurna Limited, a company formed under the laws of the Isle of Man
(12)	Includes New Greenfire Common Shares issuable upon exchange of 523,125 New Greenfire Warrants.
(13)	Does not include any shares owned by this individual as a result of his membership interest in M3-Brigade Sponsor III LP.

Investor Rights Agreement

On September 20, 2023, the Investor Rights Agreement was entered into by and among New Greenfire, MBSC Sponsor, the other former holders of the MBSC Class B Common Shares, the Transaction Financing Investors and certain former Greenfire Shareholders pursuant to which New Greenfire agreed that, within 30 calendar days following the Closing Date, New Greenfire will file with the SEC (at New Greenfire’s sole cost and expense) the Resale Registration Statement (as defined in the Form F-4), and New Greenfire will use its commercially reasonable efforts to cause the Resale Registration Statement to be declared effective by the SEC as soon as reasonably practicable after the initial filing thereof. Information about the Investor Rights Agreement is set forth in the Form F-4 under the headings “The Business Combination Agreement and Ancillary Documents — Ancillary Documents — Investor Rights Agreement,” which is incorporated herein by reference.

B. Related Party Transactions

Information pertaining to New Greenfire’s related party transactions is set forth in the Form F-4 under the heading “Certain Relationships and Related Transactions,” which is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Report for financial statements and other financial information.

Legal Proceedings

Legal or arbitration proceedings are described in the Form F-4 under the heading “Legal Proceedings, Investigations and Other Regulatory Matters,” which is incorporated herein by reference.

Dividend Policy

The Company has not paid any cash dividends on the New Greenfire Common Shares to date. The amount of future cash dividends, if any, is not assured, will be subject to the discretion of the Company’s board and will depend on a variety of factors, including but not limited to fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates, contractual restrictions (including financing agreement covenants), solvency tests imposed by corporate law and other factors that the Company’s board may deem relevant.

B. Significant Changes

None.

Item 9. The Offer and Listing

A.	Offer and Listing Details

New Greenfire Common Shares are listed on the NYSE under the symbol “GFR”.

Holders of New Greenfire Common Shares should obtain current market quotations for their securities.

Information regarding the lock-up restrictions applicable to the New Greenfire Common Shares held by certain former Greenfire Shareholders and by the MBSC Sponsor is included in the Form F-4 under the heading “The Business Combination Agreement and Ancillary Documents — Ancillary Documents — Lock-Up Agreement” and is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

New Greenfire Common Shares are listed on the NYSE under the symbol “GFR”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

We are authorized to issue an unlimited number of New Greenfire Common Shares, without par value, and an unlimited number of preferred shares, issuable in series.

Information regarding our share capital is included in the Form F-4 under the heading “Description of New Greenfire Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the articles of the Company is included in the Form F-4 under the heading “Description of New Greenfire Securities” and is incorporated herein by reference.

C. Material Contracts

Material Contracts Relating to New Greenfire’s Operations

Following and as a result of the Business Combination, all of the Company’s business is conducted through Greenfire. Information pertaining to a number of Greenfire’s material contracts is set forth in the Form F-4 under the heading “Description of Business — Material Contracts, Liabilities and Indebtedness,” which is incorporated herein by reference.

Concurrently with the closing of the Business Combination, the Company completed a refinancing of the Old Notes and the indenture governing the Old Notes was satisfied and discharged. As part of that refinancing, the Company issued the New Notes, governed by an indenture, dated as of September 20, 2023, with The Bank of New York Mellon, as Trustee, BNY Trust Company of Canada, as Canadian co-trustee, and Computershare Trust Company of Canada, as collateral agent. The Company also entered into a credit agreement, dated as of September 30, 2023, with Bank of Montreal, as agent, and a syndicate of certain other financial institutions as lenders (the “Credit Agreement”) to provide for senior secured extendible revolving credit facilities. A description of the terms of the New Notes and the Credit Agreement is set forth in Item 4.A of this Report under the heading “Recent Developments”.

Material Contracts Relating to the Business Combination

Business Combination Agreement

A description of the Business Combination Agreement is set forth in the Form F-4 under the heading “The Business Combination,” which information is incorporated herein by reference.

Related Agreements

A description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement is set forth in the Form F-4 under the heading “The Business Combination Agreement and Ancillary Documents,” and “Description of New Greenfire Securities—New Greenfire Warrants,” which information is incorporated herein by reference.

D. Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of New Greenfire Common Shares, other than withholding tax requirements.

E. Taxation

Information pertaining to U.S. tax considerations is set forth in the Form F-4 under the headings “Material U.S. Federal Income Tax Considerations – The Business Combination,” which is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has not paid any dividends to its shareholders. The Company’s board of directors will consider whether or not to institute a dividend policy in the future. The determination to pay dividends will depend on many factors, including, among others, the Company’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Company’s board of directors may deem relevant.

G. Statement by Experts

The financial statements of M3-Brigade Acquisition III Corp. as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from March 25, 2021 (inception) to December 31, 2021 included in the Form F-4 have been so included in reliance on the report of BDO USA, LLP (n/k/a BDO USA, P.C.), an independent registered public accounting firm. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The report on the financial statements contains an explanatory paragraph regarding MBSC’s ability to continue as a going concern.

The financial statements of New Greenfire as of December 31, 2022, incorporated by reference in this Report, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Greenfire as of December 31, 2022, 2021 and 2020 and for each of the three years in the period ended December 31, 2022, incorporated by reference in this Report, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of JACOS as of September 17, 2021, December 31, 2020 and January 1, 2020 and for the period ended September 17, 2021, and for the year ended December 31, 2020, incorporated by reference in this Report, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

McDaniel & Associates Consultants Ltd. prepared two reports as to the reserves of Greenfire as of December 31, 2022 and 2021, which were prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and in conformity with Rule 4-10(a) of Regulation S-X, and are to be used for inclusion in certain filings of the SEC; such reports are filed as Exhibits 99.8 and 99.9 to the Form F-4. Such reports are incorporated herein by reference in reliance upon such report given on the authority of such firm as qualified reserves evaluator.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The information set forth in the heading “Quantitative and Qualitative Disclosure about Market Risk” in the Form F-4 is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

The information set forth in the headings “Description of New Greenfire Securities –New Greenfire Warrants” and “Description of New Greenfire Securities –New Performance Warrants” in the Form F-4 is incorporated herein by reference.

PART II

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited financial statements of M-3 Brigade Acquisition III Corp., in the Form F-4 between pages F-2 and F-32 are incorporated herein by reference.

The unaudited interim financial statements of M-3 Brigade Acquisition III Corp., in the Form F-4 between pages F-33 and F-61 are incorporated herein by reference.

The audited financial statements of Greenfire Resources Ltd. as at December 31, 2022 in the Form F-4 between pages F-62 and F-64 are incorporated herein by reference.

The unaudited condensed interim consolidated financial statements of Greenfire Resources Ltd. as at June 30, 2023, which are attached as Exhibit 15.4 to this Report, are incorporated herein by reference.

The audited financial statements of Greenfire Resources Inc. in the Form F-4 between pages F-65 and F-98 are incorporated herein by reference.

The unaudited condensed interim consolidated financial statements of Greenfire Resources Inc. as at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022, which are attached as Exhibit 15.2 to this Report, are incorporated herein by reference.

The audited financial statements of Japan Canada Oil Sands Limited in the Form F-4 between pages F-99 and F-125 are incorporated herein by reference.

The unaudited pro forma condensed consolidated statements of profit (loss) and comprehensive profit (loss) for the six months ended June 30, 2023 and year ended December 31, 2022 and the unaudited pro forma condensed consolidated statement of financial position as of June 30, 2023 of Greenfire Resources Ltd., which are attached as Exhibit 15.1 to this Report, are incorporated herein by reference.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Greenfire Resources Ltd., dated as of December 9, 2022 (incorporated by reference to Exhibit 3.1 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
1.2	By-laws of Greenfire Resources Ltd., dated as of December 9, 2022 (incorporated by reference to Exhibit 3.2 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
2.1.1†	Business Combination Agreement, dated as of December 14, 2022, as amended on April 21, 2023, by and among M3-Brigade Acquisition III Corp., Greenfire Resources Ltd., DE Greenfire Merger Sub Inc., 2476276 Alberta ULC and Greenfire Resources Inc. (incorporated by reference to Exhibit 2.1.1 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
2.1.2	Amendment No. 2 to Business Combination Agreement, dated as of June 15, 2023, among M3-Brigade Acquisition III Corp., Greenfire Resources Ltd., DE Greenfire Merger Sub Inc., 2476276 Alberta ULC and Greenfire Resources Inc. (incorporated by reference to Exhibit 2.1.2 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
2.1.3	Amendment No. 3 to Business Combination Agreement, dated as of September 5, 2023, among M3-Brigade Acquisition III Corp., Greenfire Resources Ltd., DE Greenfire Merger Sub Inc., 2476276 Alberta ULC and Greenfire Resources Inc. (incorporated by reference to Exhibit 2.1 of M3-Brigade Acquisition III Corp.’s Form 8-K, File No. 001-40946, filed with the SEC on September 5, 2023).
2.2	Form of Plan of Arrangement (incorporated by reference to Exhibit 2.2 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
2.3*	Amended and Restated Warrant Agreement, dated as of September 20, 2023, by and between Greenfire Resources Ltd., Computershare Inc. and Computershare Trust Company, N.A., with respect to MBSC Private Placement Warrants converted into New Greenfire Warrants.
2.4*	Warrant Agreement, dated as of September 20, 2023, by and between Greenfire Resources Ltd., Computershare Inc. and Computershare Trust Company, N.A., with respect to New Greenfire Warrants issued to pre-Merger holders of New Greenfire Common Shares and New Greenfire Performance Warrants.
2.5	Form of Investor Rights Agreement, dated September 20, 2023 by Greenfire Resources Ltd., the MBSC Sponsor, certain former shareholders of Greenfire Resources, Inc. and certain other investors set forth therein (incorporated by reference to Annex F of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
2.6	Form of Lock-Up Agreement, by and among Greenfire Resources Ltd., M3-Brigade Sponsor III LP, and certain former shareholders of Greenfire Resources, Inc. (incorporated by reference to Annex G of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
4.1	Greenfire Resources Ltd. Omnibus Share Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).

4.2	New Greenfire Performance Warrant Plan (incorporated by reference to Exhibit 10.9 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
4.3*	Indenture, dated as of September 20, 2023, among Greenfire Resources Ltd., The Bank of New York Mellon, as Trustee, BNY Trust Company of Canada, as Canadian co-trustee, and Computershare Trust Company of Canada, as collateral agent.
4.4*#	Credit Agreement, dated as of September 20, 2023, among Greenfire Resources Ltd., Bank of Montreal, as administrative agent and the lenders party thereto.
4.5.1#	Amended and Restated Crude Oil Purchase and Sale Agreement, dated December 3, 2021, between Greenfire Resources Operating Corporation and Trafigura Canada General Partnership (incorporated by reference to Exhibit 10.10.1 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 7, 2023).
4.5.2	Amended and Restated Marketing Agreement Amending Agreement, dated February 23, 2023, between Greenfire Resources Operating Corporation and Trafigura Canada Limited with respect to the purchase and sale of crude oil (incorporated by reference to Exhibit 10.10.2 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
4.6.1#	Condensate Purchase and Sale Agreement dated September 17, 2021, between Japan Canada Oil Sands Limited (or any successor in interest thereto) and Trafigura Canada General Partnership (incorporated by reference to Exhibit 10.11.1of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
4.6.2	Amended and Restated Marketing Agreement Amending Agreement dated February 23, 2023, between Greenfire Resources Operating Corporation and Trafigura Canada Limited with respect to the purchase and sale of condensate (incorporated by reference to Exhibit 10.11.2of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
4.7.1#	Amended and Restated Crude Oil Purchase and Sale Agreement — Wellhead, dated September 17, 2021, between Greenfire Acquisition Corporation and Trafigura Canada General Partnership (incorporated by reference to Exhibit 10.12.1 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
4.7.2#	Marketing Agreement Amending Agreement dated December 14, 2022, between Greenfire Resources Operating Corporation and Trafigura Canada Limited (incorporated by reference to Exhibit 10.12.2 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023)..
4.8.1#	Reserve Account Security Agreement dated September 17, 2021, between Japan Canada Oil Sands Limited, GAC Holdco Inc., Greenfire Acquisition Corporation, Greenfire Resources Operating Corporation, Hangingstone Expansion Limited Partnership, and Hangingstone Demo Limited Partnership, as pledgers, and Trafigura Canada General Partnership and Trafigura Trading LLC, as secured creditors (incorporated by reference to Exhibit 10.13.1 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
4.8.2#	First Amending Agreement to Reserve Account Security Agreement dated March 23, 2023, between Greenfire Resources Inc., Greenfire Resources Operating Corporation, Hangingstone Expansion Limited Partnership and Hangingstone Demo Limited Partnership and Trafigura Canada Limited and Trafigura Trading LLC (incorporated by reference to Exhibit 10.13.2 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
8.1*	List of subsidiaries of Greenfire Resources Ltd.
15.1*	Unaudited Pro Forma Condensed Consolidated Statements of Profit (loss) and comprehensive profit (loss) for the Six Months Ended June 30, 2023 and Year Ended December 31, 2022 and the Unaudited Pro Forma Condensed Consolidated Statement of Financial Position as of June 30, 2023.
15.2*	Unaudited Condensed Interim Consolidated Financial Statements of Greenfire Resources Inc. as at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022.
15.3*	Greenfire Resources Inc.’s Management’s Discussion and Analysis for the three and six months ended June 30, 2023
15.4*	Unaudited Condensed Interim Consolidated Financial Statements of Greenfire Resources Ltd. as at June 30, 2023.
15.5*	Consent of Deloitte LLP.
15.6*	Consent of BDO USA, P.C.
15.7*	Consent of McDaniel & Associates Consultants Ltd. with respect to the Greenfire Resources Inc. reserve reports.
15.8	Reserve Report of McDaniel & Associates Consultants Ltd. as to reserves of Greenfire Resources Inc. as of December 31, 2022 (corrected) (incorporated by reference to Exhibit 99.10 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).
15.9	Reserve Report of McDaniel & Associates Consultants Ltd. as to reserves of Greenfire Resources Inc. as of December 31, 2021 (corrected) (incorporated by reference to Exhibit 99.11 of the Company’s Form F-4/A, File No. 333-271381, filed with the SEC on August 11, 2023).

*	Filed herewith

†	Schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

#	Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

GREENFIRE RESOURCES LTD.

Date:	September 27, 2023	By:	/s/ Robert Logan
		Name:	Robert Logan
		Title:	Chief Executive Officer